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06003303

SECU[...]ISSION
Washington, D.C. 20549

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FEB 23 2006
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~[illegible]~~ Pyxis SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

798 RIVER ROAD
(No. and Street)

FAIR HAVEN (City) NEW JERSEY (State) 07704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS J. REGO, CEO (732) 784-2363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 BROADWAY (Address) NEW YORK (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

KH 4/11/06

OATH OR AFFIRMATION

I, NICHOLAS J. REGO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PYXIS SECURITIES, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 23, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYXIS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

PYXIS SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 394,947
Commissions receivable	47,691
Deposit with clearing broker	250,000
Prepaid expenses	20,771
Furniture and equipment (net of accumulated depreciation of $61,744)	59,890
Total assets	$ 773,299

LIABILITIES AND UNITHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 38,155
Commitments	
Unitholder's equity	735,144
Total liabilities and unitholder's equity	$ 773,299

The accompanying notes are an integral part of these financial statements.

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Unitholder of
Pyxis Securities, L.L.C.
798 River Road
Fair Haven, NJ 07704

We have audited the accompanying statement of financial condition of Pyxis Securities, L.L.C. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pyxis Securities, L.L.C. as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 7, 2006

PYXIS SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

Note 1 - Organization and Nature of Business

Pyxis Securities, L.L.C., a limited liability company (the "Company"), was formed under the Delaware Limited Liability Company Act on October 11, 2002 and will continue until and terminate on December 31, 2042, unless the Company is dissolved sooner in accordance with the Act. The Company is a wholly-owned subsidiary of Pyxis Associates, L.L.C.

The Company, a member of the National Association of Securities Dealers, Inc. ("NASD"), received approval by the NASD to commence business on October 8, 2003, and is permitted to execute equity and debt securities transactions for customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 - Summary of Significant Accounting Policies

(a) Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the member. Accordingly, no federal provision has been made.

(d) Cash Equivalents

The purpose of the statement of cash flows, the Company has defined cash equivalents as Short-Term Money Market Funds, highly-liquid debt purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Note 3 - Commitments

The Company leases office space from its parent company under a lease agreement which expired on January 31, 2005. The Company continues to occupy this space at the $42,000 annual rent plus utilities, as specified in the expired lease.

The Company entered into a non-cancelable agreement with BAI Security to provide managed security services through September 2006. Minimum lease payments for 2006 are $12,360.

Note 4 - Net Capital

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of one-eighth of aggregate indebtedness, as defined, or $5,000. At December 31, 2005, the Company had net capital of $649,483, which was in excess of its required net capital of $5,000 by $644,483. At December 31, 2005, the Company's ratio of aggregated indebtedness to net capital was 6%.

Note 5 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which conterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 - Economic Dependency

The Company's revenue is derived mainly from one family of Funds, the loss of which could have a material effect on the Company.